Exhibit 4.1

[GRAPHIC OMITTED]

REVOLVING CREDIT AGREEMENT

This Revolving Credit Agreement (the “Agreement”) is made and entered into by and between the undersigned borrower (the “Borrower)’ and the undersigned bank (the “Bank”) as of the date set forth on the last page of this Agreement.

ARTICLE I. LOANS

1.1 Revolving Credit Loans. From time to time prior to   JULY 31, 2007   (the “Maturity Date”) or the earlier termination hereof, the Borrower may borrow from the Bank for working capital purposes up to the aggregate principal amount outstanding at any one time of the lesser of (i) $ 3, 500, 000. 00 (the “Loan Amount”), less letters of credit issued by the Bank, or (ii) if applicable, the Borrowing Base (defined below). All revolving loans hereunder will be evidenced by a single promissory note of the Borrower payable to the order of the Bank in the principal amount of the Loan Amount (the “Note”). Although the Note will be expressed to be payable in the full Loan Amount, the Borrower will be obligated to pay only the amounts actually disbursed hereunder, together with accrued interest on the outstanding balance at the rates and on the dates specified therein and such other charges provided for herein. In the event that the principal amount outstanding under the Note exceeds the Borrowing Base at any time, the Borrower will immediately, without request, prepay an amount sufficient to eliminate such excess.

1.2 Borrowing Base. The Borrowing Base, if any, will be as set forth in an addendum to this Agreement.

1.3 Advances After Maturity or In Excess of Maximum Loan Amount. The Bank shall have no obligation whatsoever, and the Bank has no present intention, to make any advance after the Maturity Date or which would cause the principal amount outstanding under this Agreement to exceed the maximum loan amount or any other limitations on advances stated in this Agreement. Notwithstanding the foregoing, the Bank may from time to time, in its sole and absolute discretion, agree to make an advance after the Maturity Date or which would cause the principal amount of advances outstanding under this Agreement to exceed the maximum loan amount or any of the other limitations on advances. The Borrower is and shall be and remain unconditionally liable to the Bank for the amount of all advances, including, without limitation, advances in excess of the maximum loan amount or any other limitation on advances and advances made after the Maturity Date. Immediately upon the Bank’s demand, the Borrower shall pay to the Bank the amount of any advances made after the Maturity Date or in excess of the maximum loan amount or any other limitation on advances contained in this Agreement, together with interest on the principal amount of such excess advances, for so long as such advances are outstanding, at the highest interest rate from time to time in effect for such advances. Any such advances shall not be deemed an extension of this Agreement nor an increase in the maximum loan amount available for borrowing under this Agreement.

1.4 Advances and Paying Procedure. The Bank is authorized and directed to credit any of the Borrower’s accounts with the Bank (or to the account the Borrower designates in writing) for all loans made hereunder, and the Bank is authorized to debit such account or any other account of the Borrower with the Bank for the amount of any principal, interest or expenses due under the Note or other amount due hereunder on the due date with respect thereto. If, upon any request by the Borrower to the Bank to issue a wire transfer, there is an inconsistency between the name of the recipient of the wire and its identification number as specified by the Borrower, the Bank may, without liability, transmit the payment via wire based solely upon the identification number.

1.5 Closing Fee. The Borrower will pay the Bank a one-time closing fee of $  n/a   contemporaneously with execution of this Agreement. This fee is in addition to all other fees, expenses and other amounts due hereunder.

1.6 Loan Facility Fee. The Borrower will pay a loan facility fee equal to:

$ n/a per annum, payable annually in advance; (or)

n/a % per annum of the Loan Amount, payable annually in advance; (or)

n/a % per annum of the difference between the Loan Amount and the actual daily unpaid principal amount of the Note outstanding from time to time, payable quarterly, in arrears, on the last business day of each third calendar month, and at maturity; (or)

n/a % per annum of the actual daily unpaid principal amount of the Note outstanding from time to time, payable quarterly, in arrears, on the last business day of each third calendar month, and at maturity.

The loan facility fee is payable for the entire period that this Agreement is in effect, regardless of whether any amounts are outstanding hereunder at any given time.

1.7 Expenses and Attorneys’ Fees. Upon demand, the Borrower will immediately reimburse the Bank and any participant in the Obligations (defined below) (“Participant”) for all attorneys’ fees and all other costs, fees and out-of-pocket disbursements incurred by the Bank or any Participant in connection with the preparation, execution, delivery, administration, defense and enforcement of this Agreement or any of the other Loan Documents (defined below), including attorneys’ fees and all other costs and fees (a) incurred before or after commencement of litigation or at trial, on appeal or in any other proceeding, (b) incurred in any bankruptcy proceeding and (c) related to any waivers or amendments with respect thereto (examples of costs and fees include but are not limited to fees and costs for: filing, perfecting or confirming the priority of the Bank’s lien, title searches or insurance, appraisals, environmental audits and other reviews related to the Borrower, any collateral or the loans, if requested by the Bank). The Borrower will also reimburse the Bank and any Participant for all costs of collection, including all attorneys’ fees, before and after judgment, and the costs of preservation and/or liquidation of any collateral.

1.8 Compensating Balances. The Borrower will maintain on deposit with the Bank in non-interest bearing accounts average daily collected balances, in excess of that required to support account activity and other credit facilities extended to the Borrower by the Bank, an amount at least equal to the sum of (i) $  n/a   and (ii)   n/a  % of the Loan Amount as computed on a monthly basis. If the Borrower fails to keep and maintain such balances, it will pay a deficiency fee, payable within five days after receipt of a statement therefore calculated on the amount by which the Borrower’s average daily balances are less than the requirements set forth above, computed at a rate equal to the rate set forth in the Note.

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1.9 Conditions to Borrowing. The Bank will not be obligated to make (or continue to make) advances hereunder unless (i) the Bank has received executed originals of the Note and all other documents or agreements applicable to the loans described herein, including but not limited to the documents specified in Article III (collectively with this Agreement the “Loan Documents”), in form and content satisfactory to the Bank; (ii) if the loan is secured, the Bank has received confirmation satisfactory to it that the Bank has a properly perfected security interest, mortgage or lien, with the proper priority; (iii) the Bank has received certified copies of the Borrower’s governance documents and certification of entity status satisfactory to the Bank and all other relevant documents; (iv) the Bank has received a certified copy of a resolution or authorization in form and content satisfactory to the Bank authorizing the loan and all acts contemplated by this Agreement and all related documents, and confirmation of proper authorization of all guaranties and other acts of third parties contemplated hereunder; (v) if required by the Bank, the Bank has been provided with an Opinion of the Borrower’s counsel in form and content satisfactory to the Bank confirming the matters outlined in Section 2.2 and such other matters as the Bank requests; (vi) no default exists under this Agreement or under any other Loan Documents, or under any other agreements by and between the Borrower and the Bank; and (vii) all proceedings taken in connection with the transactions contemplated by this Agreement (including any required environmental assessments), and all instruments, authorizations and other documents applicable thereto, are satisfactory to the Bank and its counsel.

ARTICLE II. WARRANTIES AND COVENANTS

While any part of the credit granted to the Borrower under this Agreement or the other Loan Documents is available or any obligations under any of the Loan Documents are unpaid or outstanding, the Borrower continuously warrants and agrees as follows:

2.1 Accuracy of Information. To Borrower’s knowledge, all information, certificates or statements given to the Bank pursuant to this Agreement and the other Loan Documents will be true and complete in all material respects when given.

2.2 Organization and Authority; Litigation. This Agreement and the other Loan Documents are the legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their terms. The execution, delivery and performance of this Agreement and all other Loan Documents to which the Borrower is a party (i) are within the borrower’s power; (ii) have been duly authorized by all appropriate entity action; (III) do not require the approval of any applicable governmental agency; and (iv) will not violate any law, agreement or restriction by which the Borrower is bound in any material respect. If the Borrower is not an individual, the Borrower is validly existing and in good standing under the laws of its state of organization, has all requisite power and authority and possesses all licenses necessary to conduct its business and own its properties. To Borrower’s knowledge, there is no litigation or administrative proceeding threatened or pending against the Borrower which would, if adversely determined, have a material adverse effect on the Borrower’s financial condition or its property.

2.3 Existence; Business Activities; Assets; Change of Control. The Borrower will (i) preserve its existence, rights and franchises; (ii) not make any material change in the nature or manner of its business activities; (III) not liquidate, dissolve, acquire another entity or merge or consolidate with or into another entity or change its form of organization; (iv) not amend its organizational documents in any manner that may materially conflict with any term or condition of the Loan Documents; and (v) not sell, lease, transfer or otherwise dispose of all or substantially all of its assets. Other than the transfer to a trust beneficially controlled by the transferor, no event shall occur which causes or results in a transfer of majority ownership of the Borrower while any Obligations are outstanding or while the Bank has any obligation to provide funding to the Borrower.

2.4 Use of Proceeds; Margin Stock; Speculation. Advances by the Bank hereunder will be used exclusively by the Borrower for working capital and other regular and valid purposes. Subject to the Bank’s concessions set forth in a letter from Bank to Borrower dated May 26,2006, a true and correct copy of which is attached hereto, the Borrower will not, without the prior written consent of the Bank, redeem, purchase, or retire any of the capital stock or declare or pay any dividends, or make any other payments or distributions of a similar type or nature including withdrawal distributions. The Borrower will not use any of the loan proceeds to purchase or carry “margin” stock (as defined in Regulation U of the Board of Governors of the Federal Reserve System). No part of any of the proceeds will be used for speculative investment purposes, including, without limitation, speculating or hedging in the commodities and/or futures market.

2.5 Environmental Matters. Except as disclosed in a written schedule attached to this Agreement (if no schedule is attached, there are no exceptions), to Borrower’s knowledge there exists no uncorrected violation by the Borrower of any applicable federal, state or local laws (including statutes, regulations, ordinances or other governmental restrictions and requirements) relating to the discharge of air pollutants, water pollutants or process wastewater or otherwise relating to the environment or Hazardous Substances as hereinafter defined, whether such laws currently exist or are enacted in the future (collectively “Environmental Laws”). The term “Hazardous Substances” will mean any hazardous or toxic wastes, chemicals or other substances, the generation, possession or existence of which is prohibited or governed by any Environmental Laws. The Borrower is not subject to any judgment, decree, order or citation, or a party to (or to its knowledge threatened with) any litigation or administrative proceeding, which asserts that the Borrower (i) has violated any Environmental Laws; (ii) is required to clean up, remove or take remedial or other action with respect to any Hazardous Substances (collectively “Remedial Action “);or (III) is required to pay all or a portion of the cost of any Remedial Action, as a potentially responsible party. Except as disclosed on the Borrower’s environmental questionnaire provided to the Bank, there are not now, nor to the Borrower’s knowledge after reasonable investigation have there ever been, any Hazardous Substances (or tanks or other facilities for the storage of Hazardous Substances) stored, deposited, recycled or disposed of on, under or at any real estate owned or occupied by the Borrower during the periods that the Borrower owned or occupied such real estate, which if present on the real estate or in soils or ground water, could require Remedial Action. To the Borrower’s knowledge, there are no proposed or pending changes in Environmental Laws which would adversely affect the Borrower or its business, and there are no conditions existing currently or likely to exist while the Loan Documents are in effect which would subject the Borrower to Remedial Action or other liability. The Borrower currently complies with and will continue to timely comply with all applicable Environmental Laws in all material respects; and will provide the Bank, immediately upon receipt, copies of any correspondence, notice, complaint, order or other document from any source asserting or alleging any circumstance or condition which requires or may require a financial contribution by the Borrower or Remedial Action or other response by or on the part of the Borrower under Environmental Laws, or which seeks damages or civil, criminal or punitive penalties from the Borrower for an alleged violation of Environmental Laws.

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2.6 Compliance with Laws. To Borrower’s knowledge, the Borrower has complied with all laws applicable to its business and its properties, and has all permits, licenses and approvals required by such laws, copies of which will be provided to the Bank upon request.

2.7 Restriction on Indebtedness. The Borrower will not create, incur, assume or have outstanding any indebtedness for borrowed money (including capitalized leases) except (i) any indebtedness owing to the Bank and its affiliates, and (ii) any other indebtedness outstanding on the date hereof, and shown on the Borrower’s financial statements delivered to the Bank prior to the date hereof, provided that such other indebtedness will not be increased.

2.8 Restriction on Liens. The Borrower will not create, incur, assume or permit to exist any mortgage, pledge, encumbrance or other lien or levy upon or security interest in any of the Borrower’s property now owned or hereafter acquired, except (i) taxes and assessments which are either not delinquent or which are being contested in good faith with adequate reserves provided; (ii) easements, restrictions and minor title irregularities which do not, as a practical matter, have an adverse effect upon the ownership and use of the affected property; (iii) liens in favor of the Bank and its affiliates; and (iv) other liens disclosed in writing to the Bank prior to the date hereof.

2.9 Restriction on Contingent Liabilities. The Borrower will not guarantee or become a surety or otherwise contingently liable for any obligations of others, except pursuant to the deposit and collection of checks and similar matters in the ordinary course of business.

2.10 Insurance. The Borrower will maintain insurance to such extent, covering such risks and with such insurers as is usual and customary for businesses operating similar properties, and as is satisfactory to the Bank, including insurance for fire and other risks insured against by extended coverage, public liability insurance and workers’ compensation insurance; and will designate the Bank as loss payee with a “Lender’s Loss Payable” endorsement on any casualty policies and take such other action as the Bank may reasonably request to ensure that the Bank will receive (subject to no other interests) the insurance proceeds on the Bank’s collateral.

2.11 Taxes and Other Liabilities. The Borrower will pay and discharge, when due, all of its taxes, assessments and other material liabilities, except when the payment thereof is being contested in good faith by appropriate procedures which will avoid foreclosure of liens securing such items, and with adequate reserves provided therefor.

2.12 Financial Statements and Reporting. The financial statements and other information previously provided to the Bank or provided to the Bank in the future are or will be complete and accurate and prepared in accordance with generally accepted accounting principles. There has been no material adverse change in the Borrower’s financial condition since such information was provided to the Bank. The Borrower will (i) maintain accounting records in accordance with generally recognized and accepted principles of accounting consistently applied throughout the accounting periods involved; (ii) provide the Bank with such information concerning its business affairs and financial condition (including insurance coverage) as the Bank may request; and (iii) without request, provide the Bank with such specific financial statements, certifications and/or information as may be set forth in an addendum to this Agreement.

2.13 Inspection of Properties and Records; Fiscal Year. The Borrower will permit representatives of the Bank to visit and inspect any of the properties and examine any of the books and records of the Borrower at any reasonable time and as often as the Bank may reasonably desire. The Borrower will not change its fiscal year.

2.14 Financial Status. Financial Covenants, if any, will be as set forth in an addendum to this Agreement.

2.15 Paid-In-Full Period. If checked here, all revolving loans under this Agreement and the Note must be paid in full for a period of at least n/a consecutive days during each fiscal year.

ARTICLE III. COLLATERAL AND GUARANTIES

3.1 Collateral. This Agreement and the Note are secured by any and all security interests, pledges, mortgages/deeds of trust (except any mortgage/deed of trust expressly limited by its terms to a specific obligation of Borrower to Bank) or liens now or hereafter in existence granted to the Bank to secure indebtedness of the Borrower to the Bank, including without limitation as described in the following documents:

Real Estate Mortgage(s)/Deed(s) of Trust dated 05/26/06 covering real estate located at 1245 0 St Lincoln Lancaster County NE 68508

Security Agreement(s) dated 05/26/06

Possessory Collateral Pledge Agreement(s) dated ____________________________________________________

Other _____________________________________________________________________________________ _____________________________________________________________________________________

3.2 Guaranties. This Agreement and the Note are guarantied by each and every guaranty now or hereafter in existence guarantying the indebtedness of the Borrower to the Bank (except for any guaranty expressly limited by its terms to a specific separate obligation of Borrower to the Bank) including, without limitation, the following: ______________________________________________________

N/A

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        3.3 Credit Balances; Setoff. As additional security for the payment of the obligations described in this Note or any document securing or related to the loan evidenced by this Note (collectively the “Loan Documents’) and any other obligations of the Borrower to the Bank of any nature whatsoever (collectively the “Obligations)', the Borrower hereby grants to the Bank a security interest in, a lien on and an express contractual right to set off against all depository account balances, cash and any other property of the Borrower now or hereafter in the possession of the Bank and the right to refuse to allow withdrawals from any account (collectively “Setoff”). The Bank may, at any time upon the occurrence of a default hereunder and after expiration of any applicable cure period, Setoff against the Obligations whether or not the Obligations (including future installments) are then due or have been accelerated, all without any advance or contemporaneous notice or demand of any kind to the Borrower, such notice and demand being expressly waived.

The omission of any reference to an agreement in Sections 3.1 and 3.2 above will not affect the validity or enforceability thereof. The rights and remedies of the Bank outlined in this Agreement and the documents identified above are intended to be cumulative.

ARTICLE IV. DEFAULTS

        4.1 Defaults. Notwithstanding any cure periods described below, the Borrower will immediately notify the Bank in writing when the Borrower obtains knowledge of the occurrence of any default specified below. Regardless of whether the Borrower has given the required notice, the occurrence of one or more of the following will constitute a default:

(a)	Nonpayment. The Borrower shall fail to pay (i) any interest due on this Note or any fees, charges, costs or expenses under the Loan Documents when due; or (ii) any principal amount of this Note when due, except principal amount due at maturity, and such nonpayment shall remain unremedied for a period of ten (10) days.

(b)	Nonperformance. The Borrower or any guarantor of Borrower’s Obligations to the Bank (“Guarantor”) shall fail to perform or observe any agreement, term, provision, condition, or covenant (other than a default occurring under (a), (c), (d), (e), (f) or (g) of this Section 4.1) required to be performed or observed by the Borrower or any Guarantor hereunder or under any other Loan Document or other agreement with or in favor of the Bank.

(c)	Misrepresentation. Any financial information, statement, certificate, representation or warranty given to the Bank by the Borrower or any Guarantor (or any of their representatives) in connection with entering into this Agreement or the other Loan Documents and/or any borrowing thereunder, or required to be furnished under the terms thereof, shall prove untrue or misleading in any material respect (as determined by the Bank in the exercise of its judgment) as of the time when given.

(d)	Default on Other Obligations. The Borrower or any Guarantor shall be in default under the terms of any loan agreement, promissory note, lease, conditional sale contract or other agreement, document or instrument evidencing, governing or securing any indebtedness owing by the Borrower or any Guarantor to the Bank or any indebtedness in excess of $100,000 owing by the Borrower to any third party, and the period of grace, if any, to cure said default shall have passed.

(e)	Judgments. Any judgment shall be obtained against the Borrower or any Guarantor which, together with all other outstanding unsatisfied judgments against the Borrower (or such Guarantor), shall exceed the sum of $100,000 and shall remain unvacated, unbonded or unstayed for a period of 30 days following the date of entry thereof.

(f)	Inability to Perform; Bankruptcy/Insolvency. (i) The Borrower or any Guarantor shall die or cease to exist; or (ii) any Guarantor shall attempt to revoke any guaranty of the Obligations described herein, or any guaranty becomes unenforceable in whole or in part for any reason; or (iii) any bankruptcy, insolvency or receivership proceedings, or an assignment for the benefit of creditors, shall be commenced under any Federal or state law by or against the Borrower or any Guarantor; or (iv) the Borrower or any Guarantor shall become the subject of any out-of-court settlement with its creditors; or (v) the Borrower or any Guarantor is unable or admits in writing its inability to pay its debts as they mature; or (vi) if the Borrower is a limited liability company, any member thereof shall withdraw or otherwise become disassociated from the Borrower.

(g)	Adverse Change; Insecurity. (i) There is a material adverse change in the business, properties, financial condition or affairs of the Borrower or any Guarantor, or in any collateral securing the Obligations; or (ii) the Bank in good faith deems itself insecure.

4.2 Termination of Loans; Additional Bank Rights. Upon the Maturity Date or the occurrence of any of the events identified in Section 4.1, the Bank may at any time (subject to any notice requirements or grace/cure periods and the Bank’s right to cease making additional advances to Borrower, all pursuant to section 5.2 below) (i) immediately terminate its obligation, if any, to make additional loans to the Borrower; (ii) Setoff; and/or (iii) take such other steps to protect or preserve the Bank’s interest in any collateral, including without limitation, notifying account debtors to make payments directly to the Bank, advancing funds to protect any collateral and insuring collateral at the Borrower’s expense; all without demand or notice of any kind, all of which are hereby waived.

4.3 Acceleration of Obligations. Upon the Maturity Date or the occurrence of any of the events identified in Sections 4.1(a) through 4.1(e) and 4.1(g), and the passage of any applicable cure periods, the Bank may at any time thereafter, by written notice to the Borrower, declare the unpaid principal balance of any Obligations, together with the interest accrued thereon and other amounts accrued hereunder and under the other Loan Documents, to be immediately due and payable; and the unpaid balance will thereupon be due and payable, all without presentation, demand, protest or further notice of any kind, all of which are hereby waived, and notwithstanding anything to the contrary contained herein or in any of the other Loan Documents. Upon the occurrence of any event under Section 4.1(f), the unpaid principal balance of any Obligations, together with all interest accrued thereon and other amounts accrued hereunder and under the other Loan Documents, will thereupon be immediately due and payable, all without presentation, demand, protest or notice of any kind, all of which are hereby waived, and notwithstanding anything to the contrary contained herein or in any of the other Loan Documents. Nothing contained in Section 4.1, Section 4.2 or this section will limit the Bank’s right to Setoff as provided in Section 3.3 or otherwise in this Agreement.

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4.4 Other Remedies. Nothing in this Article IV is intended to restrict the Bank’s rights under any of the Loan Documents or at law, and the Bank may exercise all such rights and remedies as and when they are available.

ARTICLE V. OTHER TERMS

5.1 Additional Terms; Addendum/Supplements. The warranties, covenants, conditions and other terms described in this Section and/or in the Addendum and/or other attached document(s) referenced in this Section are incorporated into this Agreement:

ADDENDUM TO AGREEMENT

5.2 Notice/Cure Period. In the event default shall be made by the Borrower in the due observance or performance of any covenant, condition or agreement contained herein (other than those specified in section 2.10, 2.11, 4.1(a), 4.1(c) and 4.1(f) above), the Borrower shall have a period of thirty (30) days following the earlier to occur of (i) Borrower’s actual knowledge of such default or (ii) written notice provided by the Bank to Borrower which shall specify the claimed default and shall be provided in accordance with section 6.7 below in which to cure such default. During such cure period, the Bank shall have the right to cease making additional advances to Borrower pursuant to the Note.

ARTICLE VI. MISCELLANEOUS

6.1 Delay; Cumulative Remedies. No delay on the part of the Bank in exercising any right, power or privilege hereunder or under any of the other Loan Documents will operate as a waiver thereof, nor will any single or partial exercise of any right, power or privilege hereunder preclude other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein specified are cumulative and are not exclusive of any rights or remedies which the Bank would otherwise have.

6.2 Relationship to Other Documents. The warranties, covenants and other obligations of the Borrower (and the rights and remedies of the Bank) that are outlined in this Agreement and the other Loan Documents are intended to supplement each other. In the event of any inconsistencies in any of the terms in the Loan Documents, all terms will be cumulative so as to give the Bank the most favorable rights set forth in the conflicting documents, except that if there is a direct conflict between any preprinted terms and specifically negotiated terms (whether included in an addendum or otherwise), the specifically negotiated terms will control.

6.3 Successors. The rights, options, powers and remedies granted in this Agreement and the other Loan Documents shall be binding upon the Borrower and the Bank and their respective successors and assigns, and shall inure to the benefit of the Borrower and the Bank and the successors and assigns of the Bank, including without limitation any purchaser of any or all of the rights and obligations of the Bank under the Note and the other Loan Documents. The Borrower may not assign its rights or obligations under this Agreement or any other Loan Documents without the prior written consent of the Bank.

6.4 Disclosure. The Bank may, in connection with any sale or potential sale of all or any interest in the Note and other Loan Documents, disclose any financial information the Bank may have concerning the Borrower to any purchaser or potential purchaser. From time to time, the Bank may, in its discretion and without obligation to the Borrower, any Guarantor or any other third party, disclose information about the Borrower and this loan to any Guarantor, surety or other accommodation party. This provision does not obligate the Bank to supply any information or release the Borrower from its obligation to provide such information, and the Borrower agrees to keep all Guarantors, sureties or other accommodation parties advised of its financial condition and other matters which may be relevant to their obligations to the Bank.

6.5 Indemnification. Except for harm arising from the Bank’s willful misconduct, the Borrower hereby indemnifies and agrees to defend and hold the Bank harmless from any and all losses, costs, damages, claims and expenses of any kind suffered by or asserted against the Bank relating to claims by third parties arising out of the financing provided under the Loan Documents or related to any collateral (including, without limitation, the Borrower’s failure to perform its obligations relating to Environmental Matters described in Section 2.5 above). This indemnification and hold harmless provision will survive the termination of the Loan Documents and the satisfaction of the Obligations due the Bank.

6.6 Notice of Claims Against Bank; Limitation of Certain Damages. In order to allow the Bank to mitigate any damages to the Borrower from the Bank’s alleged breach of its duties under the Loan Documents or any other duty, if any, to the Borrower, the Borrower agrees to give the Bank immediate written notice of any claim or defense it has against the Bank, whether in tort or contract, relating to any action or inaction by the Bank under the Loan Documents, or the transactions related thereto, or of any defense to payment of the Obligations for any reason. The requirement of providing timely notice to the Bank represents the parties’ agreed-to standard of performance regarding claims against the Bank. Notwithstanding any claim that the Borrower may have against the Bank, and regardless of any notice the Borrower may have given the Bank, the Bank will not be liable to the Borrower for consequential and/or special damages arising therefrom, except those damages arising from the Bank’s willful misconduct.

6.7 Notices. Notice of any record shall be deemed delivered when the record has been (a) deposited in the United States Mail, postage pre-paid, (b) received by overnight delivery service, (c) received by telex, (d) received by telecopy, (e) received through the internet, or (f) when personally delivered.

6.8 Payments. Payments due under the Note and other Loan Documents will be made in lawful money of the United States. All payments may be applied by the Bank to principal, interest and other amounts due under the Loan Documents in any order which the Bank elects.

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6.9 Applicable Law and Jurisdiction; Interpretation; Joint Liability; Severability This Agreement and all other Loan Documents will be governed by and interpreted in accordance with the internal laws of the State of Nebraska, except to the extent superseded by Federal law. THE BORROWER HEREBY CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT SITUATED IN THE COUNTY OR FEDERAL JURISDICTION OF THE BANK’S BRANCH WHERE THE LOAN WAS ORIGINATED, AND WAIVES ANY OBJECTION BASED ON FORUM NON CONVENIENS, WITH REGARD TO ANY ACTIONS, CLAIMS, DISPUTES OR PROCEEDINGS RELATING TO THIS AGREEMENT, THE NOTE, THE COLLATERAL, ANY OTHER LOAN DOCUMENT, OR ANY TRANSACTIONS ARISING THEREFROM, OR ENFORCEMENT AND/OR INTERPRETATION OF ANY OF THE FOREGOING. Nothing herein will affect the Bank’s rights to serve process in any manner permitted by law, or limit the Bank’s right to bring proceedings against the Borrower in the competent courts of any other jurisdiction or jurisdictions. This Agreement, the other Loan Documents and any amendments hereto (regardless of when executed) will be deemed effective and accepted only upon the Bank’s receipt of the executed originals thereof. If there is more than one Borrower, the liability of the Borrowers will be joint and several, and the reference to “Borrower” will be deemed to refer to all Borrowers. Invalidity of any provision of this Agreement shall not affect the validity of any other provision.

6.10 Copies; Entire Agreement; Modification. The Borrower hereby acknowledges the receipt of a copy of this Agreement and all other Loan Documents. This Agreement is a “transferable record” as defined in applicable law relating to electronic transactions. Therefore, the holder of this Agreement may, on behalf of Borrower, create a microfilm or optical disk or other electronic image of this Agreement that is an authoritative copy as defined in such law. The holder of this Agreement may store the authoritative copy of such Agreement in its electronic form and then destroy the paper original as part of the holder’s normal business practices. The holder, on its own behalf, may control and transfer such authoritative copy as permitted by such law.

IMPORTANT: READ BEFORE SIGNING. THE TERMS OF THIS AGREEMENT SHOULD BE READ CAREFULLY BECAUSE ONLY THOSE TERMS IN WRITING, EXPRESSING CONSIDERATION AND SIGNED BY THE PARTIES ARE ENFORCEABLE. NO OTHER TERMS OR ORAL PROMISES NOT CONTAINED IN THIS WRITTEN CONTRACT MAY BE LEGALLY ENFORCED. THE TERMS OF THIS AGREEMENT MAY ONLY BE CHANGED 8Y ANOTHER WRITTEN AGREEMENT. THIS NOTICE SHALL ALSO BE EFFECTIVE WITH RESPECT TO ALL OTHER CREDIT AGREEMENTS NOW IN EFFECT BETWEEN BORROWER AND THE BANK. A MODIFICATION OF ANY OTHER CREDIT AGREEMENTS NOW IN EFFECT BETWEEN BORROWER AND THE BANK, WHICH OCCURS AFTER RECEIPT BY BORROWER OF THIS NOTICE, MAY BE MADE ONLY BY ANOTHER WRITTEN INSTRUMENT. ORAL OR IMPLIED MODIFICATIONS TO SUCH CREDIT AGREEMENTS ARE NOT ENFORCEABLE AND SHOULD NOT BE RELIED UPON.

6.11 Waiver of Jury Trial. TO THE EXTENT PERMITTED BY LAW, THE BORROWER AND THE BANK HEREBY JOINTLY AND SEVERALLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING RELATING TO ANY OF THE LOAN DOCUMENTS, THE OBLIGATIONS THEREUNDER, ANY COLLATERAL SECURING THE OBLIGATIONS, OR ANY TRANSACTION ARISING THEREFROM OR CONNECTED THERETO. THE BORROWER AND THE BANK EACH REPRESENTS TO THE OTHER THAT THIS WAIVER IS KNOWINGLY, WILLINGLY AND VOLUNTARILY GIVEN.

6.12 Attachments. All documents attached hereto, including any appendices, schedules, riders, and exhibits to this Agreement, are hereby expressly incorporated by reference.

IN WITNESS WHEREOF, the undersigned have executed this REVOLVING CREDIT AGREEMENT as of     MAY 26. 2006    .

(Individual Borrower)	National Research Corporation
Borrower Name (Organization)
________________________________________	A Wisconsin Corporation
Borrower Name N/A	By /s/ Patrick E. Beans
Name and Title Patrick E. Beans, CFO
________________________________________	By ________________________________________

Borrower Name N/A	Name and Title _______________________________
U.S. Bank N.A. (Bank)
By /s/ Beth Morgan
Name and Title Elizabeth A. Morgan, Vice President

Borrower Address: 1245 Q Street     Lincoln, NE 68508

Borrower Telephone No.: _______________________

1125A	Page 6 of 6

[GRAPHIC OMITTED]

U.S. Bank National Association
Main Office
233 South 13th Street
Lincoln, NE 68508

May 26, 2006

Patrick E. Beans
Chief Financial Officer
National Research Corporation
1245 Q Street
Lincoln, NE 68508

Dear Pat:

In regard to Section 2.4 of the Revolving Credit Agreement dated May 26, 2006, we acknowledge that you are currently authorized by your Board of Directors to purchase up to and including 750,000 shares of National Research Corporation stock. Only action on additional authorizations will require prior Bank approval.

We also acknowledge and have included in our credit process the payment of dividends to which we acquiesce as long as the covenants remain in compliance.

In regard to the third page of the Addendum to Revolving Credit Agreement and Note, KPMG LLP is a certified public accounting firm acceptable to the Bank.

Thank you again for the opportunity to assist you with this acquisition.

Best regards,

/s/ Beth Morgan

Beth Morgan
Vice President

ADDENDUM TO REVOLVING CREDIT AGREEMENT AND NOTE

This Addendum is made part of the Revolving Credit Agreement and Note (the “Agreement”) made and entered into by and between the undersigned borrower (the “Borrower”) and the undersigned bank (the “Bank”) as of the date identified below. The warranties, covenants and other terms described below are hereby added to the Agreement.

Borrowing Base Provision and Definitions. This provision replaces in its entirety the section of the Agreement titled “Borrowing Base”. The Borrowing Base will be an amount equal to (A) the sum of (i) 75% of the face amount of Eligible Accounts, and (ii) the lesser of $N/A or N/A% of Borrower’s cost (determined on a lower of cost or market basis or on such other basis as may be designated by Bank from time to time) of Eligible Inventory, as such cost may be diminished as a result of any event causing loss or depreciation in value of Eligible Inventory, but in no event shall this component exceed 75% of the Borrowing Base, less (B) the sum of (i) the then-current outstanding loan balance on note(s) in the original amount(s) of $3,500,000.00, and (ii) undrawn amounts of outstanding letters of credit issued by Bank or any affiliate thereof. Borrower will provide Bank with information regarding the Borrowing Base in such form and at such times as Bank may request but not less than 30 days after each month end. Capitalized terms used in this provision will have the meanings set forth below. Financial terms used herein which are not specifically defined herein shall have the meanings ascribed to them under generally accepted accounting principles.

“Eligible Account” shall mean an account owing to Borrower which meets all of the following requirements at the time it comes into existence and continues to meet the same until it is collected in full:

(i)	Sale of Goods or Services Rendered. It arose from the performance of services by Borrower, or from a bona fide sale or lease of goods on terms in effect as of the date of the Agreement as disclosed by Borrower to Bank; which services have been fully performed for or which goods have been delivered or shipped to an account debtor residing in the United States or a foreign account debtor acceptable to Bank and supported by a letter of credit acceptable to Bank; and for which Borrower has genuine and complete invoices, shipping documents or receipts.

(ii)	Age and Due Date. It is payable within 60 days of the date of invoice, and in each instance is not more than 90 days past due.

(iii)	Ownership. It is owned and assignable by Borrower free of all claims, encumbrances and security interests (except Bank’s paramount security interest).

(iv)	No Defenses; Exclusions. It is enforceable by Borrower and Bank against the account debtor for the amount shown as owing in the statements furnished by Borrower to Bank; it and the transaction out of which it arose comply with all applicable laws and regulations; it is not subject to any setoff, retainage, contra, counterclaim, credit allowance or adjustment except discount for prompt payment, nor has the account debtor returned the goods or disputed liability; it does not include any service charges; and it did not arise from a conditional sale, guaranteed sale, sale on approval, cash sale, cash on delivery (“COD”) sale, sale or return or sale on consignment; and it is otherwise deemed satisfactory to Bank in its sole discretion.

(v)	Financial Condition of Account Debtor. Neither Borrower nor Bank has any notice or knowledge or anything which might impair the credit standing of the account debtor or the prospect of payment of the account, and the account debtor is otherwise deemed satisfactory to Bank in its sole discretion.

(vi)	Affiliates. It is not due from an affiliate of Borrower, including, without limitation, (a) a parent entity; (b) a subsidiary entity; (c) an entity controlled by any controlling owner of Borrower ((a), (b) and (c) collectively “Affiliates”); or (d) any officer, director, shareholder, employee, agent, partner, manager, member or owner of Borrower or of any Affiliate.

(vii)	Government Receivables. If the account debtor is the United States or any agency or department thereof, the accounts of such account debtor will have been assigned to Bank under the Federal Assignment of Claims Act only if and to the extent that Bank has specifically requested such assignment.

(viii)	Receivables Concentration. “Eligible Accounts” shall not include that portion of the account(s) due from any single account debtor which exceeds 30% of Borrower’s aggregate accounts.

(ix)	Cross-Age. If the dollar amount of accounts of an account debtor which are not Eligible Accounts under subparagraph (ii) above exceeds _20%_ of the total dollar amount due from such account debtor (which percentage limitation may change from time to time at Bank’s discretion), all of such account debtor’s accounts shall be excluded from Eligible Accounts.

“Eligible Inventory” shall mean inventory (as defined under the Uniform Commercial Code in the state where Bank’s main office is located) of Borrower which meets all of the following requirements and continues to meet the same until it is sold or otherwise disposed of:

(i)	Ownership. It is owned and assignable by Borrower free of all claims, liens, encumbrances and security interests (except Bank’s paramount security interest); it is located in the United States; it is not held by Borrower nor put in the field by Borrower as a conditional sale, guaranteed sale, sale on approval, cash on delivery (“COD”) sale, sale or return or sale on consignment.

(ii)	Condition. It is undamaged, free of defects and in good condition; it has not materially declined in value; it is not obsolete; its production has not been discontinued; it is not work-in-process; it is of an age, type and quantity acceptable to Bank; and, in the case of goods held for sale, it is new and unused (except as Bank may otherwise consent in writing); and it is otherwise deemed satisfactory to Bank in its sole discretion.

Financial Covenants. Financial terms used herein which are not specifically defined herein shall have the meanings ascribed to them under generally accepted accounting principles. For any Borrower who does not have a separate fiscal year end for tax reporting purposes, the fiscal year will be deemed to be the calendar year. Borrower (herein referred to as the “Subject Party”) will maintain the following:

Fixed Charge Coverage Ratio as of the end of each quarter for the four (4) fiscal quarters then ended of at least 1.30 to 1.

“Fixed Charge Coverage Ratio” shall mean (a) EBITDAR minus cash taxes, cash dividends and Maintenance Capital Expenditures divided by (b) the sum of all required principal payments (on short and long term debt and capital leases), interest and rental or lease expense.

“EBITDAR” shall mean net income, plus interest expense, plus income tax expense, plus depreciation expense plus amortization expense plus rent or lease expense.

“Maintenance Capital Expenditures” shall mean the dollar amount of Capital Expenditures that are necessary to maintain the current level of revenues. For the purposes of the covenant calculation, at no time shall the amount of the Capital Expenditures used be less than $2,000,000.00 per fiscal year, prorated evenly for the measurement periods required above.

“Capital Expenditures” shall mean the aggregate amount of all purchases or acquisitions of fixed assets, including real estate, motor vehicles, equipment, fixtures, leases and any other items that would be capitalized on the books of the Subject Party under generally accepted accounting principles. The term “Capital Expenditures” will not include expenditures or charges for the usual and customary maintenance, repair and retooling of any fixed asset or the acquisition of new tooling in the ordinary course of business.

Senior Funded Debt to EBITDA Ratio as of the end of each quarter for the four (4) fiscal quarters then ended of not more than 2.50 to 1.

“Senior Funded Debt to EDITDA Ratio” shall mean the ratio of Senior Funded Debt to EBITDA.

“Senior Funded Debt” shall mean indebtedness for borrowed money, for the deferred purchase price of property not purchased on ordinary trade terms, for capitalized leases and for other liabilities evidenced by promissory notes or other instruments, but not including any indebtedness that has been subordinated to the indebtedness evidenced by the Note pursuant to a writing that has been accepted by Bank.

“EBITDA” shall mean net income, plus interest expense, plus income tax expense, plus depreciation expense plus amortization expense.

Financial Information and Reporting. This provision replaces in its entirety the provision of the Agreement titled “Financial Information and Reporting”. Financial terms used herein which are not specifically defined herein shall have the meanings ascribed to them under generally accepted accounting principles. For any Borrower who does not have a separate fiscal year end for tax reporting purposes, the fiscal year will be deemed to be the calendar year. The financial statements and other information previously provided to Bank or provided to Bank in the future are or will be complete and accurate and prepared in accordance with generally accepted accounting principles. There has been no material adverse change in Borrower’s financial condition since such information was provided to Bank. Borrower will (i) maintain accounting records in accordance with generally recognized and accepted principles of accounting consistently applied throughout the accounting periods involved; (ii) provide Bank with such information concerning its business affairs and financial condition (including insurance coverage) as Bank may request; and (iii) without request, provide to Bank the following financial information, in form and content acceptable to Bank, pertaining to Borrower:

Annual Financial Statements: Not later than 120 days after the end of each fiscal year, annual financial statements, audited by a certified public accounting firm acceptable to Bank, as identified in Beth Morgan’s letter to Patrick E. Beans dated May 26, 2006.

Interim Financial Statements: Not later than 60 days after the end of each fiscal quarter, interim financial statements, reviewed by a certified public accounting firm acceptable to Bank, as identified in Beth Morgan’s letter to Patrick E. Beans dated May 26, 2006.

Dated as of May 26, 2006

(Individual)	(Non-Individual)
_____________________________________	National Research Corporation
Borrower Name N/A	a/an Wisconsin Corporation
_____________________________________	By:/s/ Patrick E. Beans
Borrower Name N/A	Name and Title Patrick E. Beans, CFO
By:______________________________________
Name and Title
Agreed to:
U.S. BANK N.A.
By:/s/ Beth Morgan
Name and Title Elizabeth A. Morgan, Vice President